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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

MERCHANTS GROUP, INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
588539-10-6
(CUSIP Number)
Bryant H. Prentice, III
Merchants Mutual Insurance Company
250 Main Street, Buffalo, New York 14202
(716) 849-3380
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	588539-10-6	Page	2	of	3

1	NAMES OF REPORTING PERSONS: MERCHANTS MUTUAL INSURANCE COMPANY (16-0550140)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		255,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		255,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	255,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IC

CUSIP No.	588539-10-6	Page	3	of	3
     This Amendment No. 6 amends certain information contained in the Schedule 13D filed by Merchants Mutual Insurance Company (“Mutual”) with respect to its ownership interest in Merchants Group, Inc. (the “Issuer”) dated March 31, 1998, as amended by Amendment No. 1 dated June 16, 1998, Amendment No. 2 dated August 17, 1998, Amendment No. 3 dated March 20, 2006, Amendment No. 4 dated April 4, 2006 and Amendment No. 5 dated April 21, 2006 (collectively, the “Schedule 13D”).
ITEM 4. PURPOSE OF TRANSACTION
     Item 4 is hereby amended as follows:
     On June 5, 2006, Mutual submitted a letter to the Issuer’s investment banking firm setting forth Mutual’s preliminary expression of interest regarding the acquisition of the Issuer. The letter indicated that Mutual is prepared to negotiate an all cash acquisition of the Issuer by way of a statutory merger at a price of $29.50 per share. The letter also indicated that the acquisition of the Issuer by Mutual will require the prior approval of the New York and New Hampshire Insurance Departments, and that an anticipated extraordinary dividend by MNH to Mutual in connection with the acquisition will require the prior approval of the New Hampshire Insurance Department. Mutual will also require written assurances from A.M. Best Company and Fitch Ratings that their respective ratings of Mutual and MNH will continue after the closing. There will not be any financing contingencies. The letter indicates that Mutual’s preliminary expression of interest will be void and of no effect after June 16, 2006 unless extended by Mutual in its sole discretion. A copy of Mutual’s letter is attached to this statement as Exhibit 99.2 and the above summary is qualified in its entirety by reference to such letter.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Item 7 is hereby amended by adding the following exhibit:
     Exhibit 99.2.     Letter from Mutual to SFRi, LLC dated June 5, 2006.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 5, 2006

MERCHANTS MUTUAL INSURANCE COMPANY
By:	/s/ Bryant H. Prentice, III

Bryant H. Prentice, III Chairman of the Board of Directors